SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


(Mark One)

     [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1993


                               OR

     [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________ to __________


          Commission File number 33-________


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Wendy's International, Inc. Profit Sharing and Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Wendy's International, Inc.
                    P.O. Box 256
                    4288 West Dublin-Granville Road
                    Dublin, Ohio  43017

                      REQUIRED INFORMATION


          The following financial statements and schedule for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:


Description                                            Page No.

Report of Independent Public Accountants                Page 5

Statements of Net Assets Available for Plan             Page 6
  Benefits as of December 31, 1993 and 1992

Statement of Changes in Net Assets Available            Page 7
  for Plan Benefits for the years ended
  December 31, 1993 and 1992

Notes to Financial Statements and Schedule              Page 8
  for the years ended December 31, 1993 and 1992        through
                                                        Page 11

Schedule of Assets Held for Investment Purposes         Page 12
  December 31, 1993

Schedule of Master Trust Assets Held for Investment     Page 13
  Purposes December 31, 1993

Schedule of Reportable Transactions For the Year        Page 14
  Ended December 31, 1993

Schedule of Master Trust Reportable Transactions        Page 15
  For the Year Ended December 31, 1993                  through
                                                        Page 17




          The following exhibit is being filed herewith:


Exhibit No.         Description                        Page No.

    23              Consent of Independent Public       Page 19
                    Accountants

                           SIGNATURES

          The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plans have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 2nd day of March, 1995.


                              WENDY'S INTERNATIONAL, INC.



                                   By:/s/ JOHN K. CASEY
                                   Print Name: John K. Casey

                                   Its: Vice Chairman, Chief
                                        Financial Officer and
                                        Director





                 WENDY'S INTERNATIONAL, INC.
               PROFIT SHARING AND SAVINGS PLAN

           REPORT ON AUDIT OF FINANCIAL STATEMENTS

       for the years ended December 31, 1993 and 1992





              INDEX OF FINANCIAL STATEMENTS AND
                   SUPPLEMENTAL SCHEDULES


                                              Pages

     Report of Independent Accountants          2

     Financial Statements:

     Statement of Net Assets Available
       for Benefits as of December 31,          3
       1993 and 1992

     Statement of Changes in Net
       Assets Available for Benefits for
       the years ended
       December 31, 1993 and 1992               4

     Notes to Financial Statements            5 - 8

     Supplemental Schedules:

     Item 27a - Part I - Schedule of
       Assets Held for Investment Purposes      9

     Item 27a - Part I - Schedule of
       Master Trust Assets Held for
       Investment Purposes                     10

     Item 27d - Schedule of Reportable
        Transactions                           11

     Item 27d - Schedule of Master
       Trust Reportable Transactions         12 - 14





              REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Committee
Wendy's International, Inc. Profit Sharing and Savings Plan
Dublin, Ohio


We have audited the accompanying statement of net assets available for benefits of the Wendy's International, Inc. Profit Sharing and Savings Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, master trust assets held for investment purposes, reportable transactions and master trust reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Columbus, Ohio
July 8, 1994




 WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                 December 31, 1993 and 1992




ASSETS:                             1993            1992

Employer contributions        $  1,500,000      $  1,300,000
receivable

Investment in master trust      17,093,819        16,101,194

Interest receivable                 -                    762

     Total assets               18,593,819        17,401,956

LIABILITIES:

Accrued                             10,151             1,103
administrative/trustee fees

Accrued benefit payments            -                542,677

     Total liabilities              10,151           543,780

Net assets available for       $18,583,668       $16,858,176
  benefits



The accompanying notes are an integral part of the financial statements.





 WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

       For the years ended December 31, 1993 and 1992



Additions:
                                  1993             1992

Employer contributions       $  1,500,000     $  1,300,000

Net earnings from master        1,027,674          944,753
  trust

Interest and dividend               1,447           23,339
  income

                                2,529,121        2,268,092


Deductions:

Administrative and trustee         20,933            4,872
  fees

Benefit payments                  782,696        2,333,675

                                  803,629        2,338,547

Net appreciation in fair
  value of investments              -               17,608

Net additions (deductions)      1,725,492          (52,847)

Net assets available for
  benefits at beginning        16,858,176       16,911,023
  of year

Net assets available for
  benefits at end of year     $18,583,668      $16,858,176


The accompanying notes are an integral part of the financial statements.




                NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The  accounting  records of the Wendy's International,  Inc.
Profit Sharing Plan (the Plan) are maintained on the accrual basis.

The plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a noncontributory defined contribution plan which covers all eligible management and administrative employees of Wendy's International, Inc. (the Company) and certain subsidiaries which have adopted the Plan. Company contributions to the Plan are discretionary. The vesting formula provides for full vesting after five years of service. Nonvested amounts for terminated employees are reallocated to the remaining Plan participants.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

Information  regarding the vesting, benefit  and  forfeiture provisions  of  the Plan is available in  the  Summary  Plan
Description  of  the  Wendy's  International,  Inc.   Profit
Sharing Plan.


                NOTES TO FINANCIAL STATEMENTS

NOTE C - MASTER TRUST

The master trust is used to invest certain assets of the Plan and certain assets of the Company's other defined contribution plan, the Wendy's International, Inc. Crew Incentive Profit Sharing Plan. Each plan's trust accounting is maintained separately; the value is a percentage of the master trust. Plan activities, such as contributions and benefit payments, are posted to the individual plan's trust accounting.

Earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Net earnings allocated from the master trust to the Plan for the years ended December 31, 1993 and 1992 reflected in the Statement of Changes in Net Assets Available for Benefits, were as follows:

                                 1993             1992

Interest and dividends     $   956,227        $   960,791
Net appreciation in fair        97,369             21,975
 value of securities
Administrative expenses        (25,922)           (38,013)
                           $ 1,027,674        $   944,753

Total  net earnings for the master trust for the years ended
December 31, 1993 and 1992 were as follows:

                                 1993             1992

Interest and dividends     $   982,225        $   989,538
Net appreciation in fair        97,172             22,249
  value of securities
Administrative expenses        (26,577)           (39,159)
                            $1,052,820        $   972,628




                NOTES TO FINANCIAL STATEMENTS


Net assets held in the master trust at December 31, 1993 and 1992 were as follows:


                                 1993             1992
Cash and cash equivalents
at market value:

Cash                       $       -         $        (930)
Wachovia Certificate of     4,759,000             -
  Deposit Fund
Wachovia Short-Term         1,233,098             -
  Investment Fund
Comerica Short-Term Fund        -                5,142,183
  Series B                  5,992,098            5,141,253

Marketable securities at
  market value:

MetLife 5.70% Guaranteed
  Investment Contract       5,776,251                -
Wellington Trust Company
  High Grade                5,729,043            5,676,209
  Intermediate Bond
MetLife 5.40% Guaranteed
  Investment Contract          -                 5,661,069
                           11,505,294           11,337,278

Interest receivable            30,638              117,245
Accrued administrative         (6,359)              (7,885)
  expenses                $17,521,671          $16,587,891



Cash   equivalents   include   short-term,   highly   liquid
investments with original term to maturity of one year or less.

Marketable securities are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and investments traded in the over-the-counter market are valued at the average of the last reported bid and ask prices.

Investments in Guaranteed Investment Contracts are stated at contract value.

Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method.

Accounting policies discussed in Note A also apply to the master trust.



                NOTES TO FINANCIAL STATEMENTS


NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the year ended December 31, 1992, the Plan sold 6,581 common shares of the Company. Dividends of $353 were received by the Plan for the year ended December 31, 1992.

The  expenses  of  the  Plan's prior and  current  trustees,
Comerica  and  Wachovia,  and investment  managers  and  any expenses incurred with regard to the purchase or sale of securities were borne by the Plan. In addition, the Plan was charged for certain actuarial, administrative and accounting services incurred during the year. Other accounting, legal and administrative services were provided by or paid for by the Company without charge to the Plan.

NOTE E - INCOME TAX STATUS

Prior  to the Plan's amendment, the Internal Revenue Service
(IRS) had ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code. Accordingly, the Plan's trust was not subject to tax under Section 501(c) of the Internal Revenue Code. The company submitted an amended and restated plan document to the IRS prior to June 30, 1994 in anticipation of receiving a favorable determination letter.

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                         December 31,
                             1993

Net assets available
for benefits per          $18,583,668
  the financial
statements
Amounts allocated to
  withdrawing              (1,015,804)
  participants
Net assets available
  for benefits per        $17,567,864
  the Form 5500




 WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                       EIN: 31-0785108
                           PN: 001
   ITEM 27a-PART I-SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          PURPOSES
                      December 31, 1993



Identity of issue,
borrower, lessor,      Description of        Cost       Current
or similar party         Investment                      Value

     None









 WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                       EIN: 31-0785108
                           PN: 001
          ITEM 27a-PART I-SCHEDULE OF MASTER TRUST
             ASSETS HELD FOR INVESTMENT PURPOSES
                      December 31, 1993




  Identity of                                      Current/Contract
issue, borrower,     Description of       Cost          Value
  lessor, or          Investment
 similar party

Wachovia          Certificate of        $4,759,000     $4,759,000
                  Deposit Fund

Wachovia          Short-Term            $1,233,098     $1,233,098
                  Investment Fund

MetLife           MetLife Guaranteed
                  Investment            $5,776,251     $5,776,251
                  Contract; 5.70%

Wellington Trust  High Grade
  Company         Intermediate          $5,397,881     $5,729,043
                    Bond




            WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                                  EIN: 31-0785108
                                      PN: 001
                    ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        For the year ended December 31, 1993


                                                                       Current
                                                                        Value
Identity of  Description  Purchase  Selling  Lease  Expenses  Cost    of Asset on    Net Gain
   Party         of Asset  Price    Price   Rental  Incurred    of    Transaction      (Loss)
 Involved                                                     Asset      Date


Transactions in
  excess of 5% of
  plan assets:


None





            WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                                  EIN: 31-0785108
                                      PN: 001
                         ITEM 27d-SCHEDULE OF MASTER TRUST
                              REPORTABLE TRANSACTIONS
                        For the year ended December 31, 1993


                                                                                       Current
                                                                                        Value
Identity of      Description of  Purchase    Selling   Lease    Expenses   Cost of    of Asset on      Net Gain
Party Involved       Asset        Price       Price    Rental   Incurred    Asset   Transaction Date    (Loss)

Transactions in
  excess of 5% of
  plan assets:

Wachovia     Certificate of
             Deposit Fund;
             47,590 units
             purchased         $4,759,000  $   -       $   -     $   -    $4,759,000     $4,759,000      $  -

Wachovia     Short-Term Investment
             Fund; 9,144,985 units
             purchased in 63
             separate
             transactions      $9,144,985  $   -       $   -     $   -    $9,144,985     $9,144,985      $  -

Wachovia     Short-Term Investment
             Fund; 7,911,887 units
             sold in 46 separate
             transactions      $   -       $7,911,887  $   -     $   -    $7,911,887     $7,911,887      $  -





            WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                                  EIN: 31-0785108
                                      PN: 001
                         ITEM 27d-SCHEDULE OF MASTER TRUST
                              REPORTABLE TRANSACTIONS
                        For the year ended December 31, 1993

                                                                                      Current
                                                                                       Value
Identity of   Description    Purchase    Selling   Lease     Expenses    Cost of     of Asset on    Net Gain
   Party        of Asset       Price      Price    Rental    Incurred     Asset      Transaction     (Loss)
 Involved                                                                                date

Transactions in
  excess of 5% of
  plan assets:

Wellington
 Trust Company  High Grade
                Intermediate
                Bond; 392
                units pur-
                chased in
                12 separate
                transactions   $444,464  $ -       $  -       $  -       $444,464    $444,464        $  -

Wellington
 Trust Company  High Grade
                Intermediate
                Bond; 438
                units sold in
                2 separate
                transactions   $  -      $488,800  $  -       $  -       $437,926    $488,800        $50,874

Comerica        Short-Term
                Fund Series
                B; 16,917 units
                purchased in 5
                separate
                transactions   $ 16,917  $   -     $  -       $  -       $ 16,917    $ 16,917        $  -





            WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN
                                  EIN: 31-0785108
                                      PN: 001
                         ITEM 27d-SCHEDULE OF MASTER TRUST
                              REPORTABLE TRANSACTIONS
                        For the year ended December 31, 1993

                                                                                             Current
                                                                                     Value
Identity of   Description    Purchase   Selling    Lease     Expense    Cost of   of Asset on    Net Gain
   Party           of         Price     Price     Rental     Incurred    Asset    Transaction     (Loss)
 Involved        Asset                                                                date

Transactions
 in excess of
 5% of plann
 assets:

Comerica      Short-Term Fund
              Series B;
              5,159,100 units
              sold in 3 separate
              transactions    $   -   $5,159,100  $  -       $   -     $5,159,100  $5,159,100     $   -







                        INDEX TO EXHIBITS


Exhibit No.        Description                          Page No.

     23             Consent of Independent Public       Page 19
                    Accountants